FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

November 28, 2006

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS NINE MONTHS 2006 RESULTS

 — Revenue of $3,142 million —

— Operating income of $483 million —

— Net income of $372 million, $2.76 per ADR or $0.92 per diluted share —

Moscow, Russia – November 28, 2006 – Mechel OAO (NYSE: MTL), a leading Russian integrated mining and steel group, today announced results for the nine months ended September 30, 2006.

Highlights for the period ended September 30, 2006:

•                                    Achieved record financial results for the third quarter

•                                    Net profit for the nine months of 2006 almost equaled to net profit for full year 2005

•                                    Improved performance of its Romanian steel operations

US$ thousand	3Q 2006	2Q 2006	1Q 2006	3Q06 vs. 2Q06	3Q 2005	3Q06 vs. 3Q05
						(% change)
Revenue	1,215,137	1,072,998	853,518	142,139	831,175	46.2%
Net operating income	273,499	150,480	58,996	123,019	89,631	205.1%
Net operating margin	22.5%	14.0%	6.9%	8.5%	10.8%
Net income	190,453	118,784	62,881	71,669	71,093	167.9%
EBITDA	323,799	210,331	134,411	113,468	146,275	121.4%
EBITDA margin	26.6%	19.6%	15.7%		17.6%

US$ thousand	9M 2006	9M 2005	9M 2006 vs. 9M 2005
			(% change)
Revenue	3,141,653	2,910,394	7.9%
Net operating income	482,975	452,027	6.8%
Net operating margin	15.4%	15.5%
Net income	372,116	314,717	18.2%
EBITDA (1)	668,539	569,016	17.5%
EBITDA margin	21.3%	19.6%

(1)   See Attachment A.

Alexey Ivanushkin, Mechel’s Chief Operating Officer, commented: “The third quarter of 2006 was the best quarter in Mechel’s history, as we achieved outstanding financial and operating results. For the second consecutive quarter, we reported significantly improved performance, demonstrating our ability to execute on our strategy of improving the overall efficiency of our operations. We also benefited from the ongoing recovery we’ve seen in our markets, increasing production volumes to meet growing market demand. Moreover, we are now confident that our performance over the full year will show substantial improvement over last year’s levels, as consolidated net profit for the nine months is already close to the result of the whole last year.”

Consolidated Results

Net revenue for the nine months of 2006 amounted to $3.1 billion, as compared to $2.9 billion in the nine months of 2005. Operating income was $483 million, or 15.4% of net revenue, compared to operating income of $452 million, or 15.5% of net revenue, in the nine months of 2005. The main contributing factors were market movement and consequent selling prices growth for all major product groups, as well as decreasing cast per tonne on some of our core product groups.

For the nine months of 2006, Mechel reported consolidated net income of $372 million, or $2.76 per ADR ($0.92 per diluted share), compared to consolidated net income of $315 million, or $2.34 per ADR ($0.78 per diluted share) for the nine months of 2005.

Consolidated EBITDA was $668.5 million for the period, compared to $569 million a year ago, reflecting the favorable pricing environment and disciplined approach to costs. Please see the attached tables for a reconciliation of consolidated EBITDA to net income.

Mining Segment Results

US$ thousand	3Q 2006	2Q 2006	1Q 2006	3Q 2006 vs. 2Q 2006
				(% change)
Revenues from external customers	361,904	324,018	289,459	11.7%
Intersegment sales	94,645	75,756	75,871	24.9%
Operating income	94,095	67,127	29,289	40.2%
Net income	61,118	50,514	27,467	21.0%
EBITDA	114,813	88,977	58,000	29.0%
EBITDA margin (2)	25.2%	22.3%	15.9%

US$ thousand	9M 2006	9M 2005	9M 2006 vs. 9M 2005
			(% change)
Revenues from external customers	975,381	823,548	18.4%
Intersegment sales	246,272	252,857	(2.6)%
Operating income	190,511	341,282	(44.2)%
Net income	139,099	266,582	(47.8)%
EBITDA	261,791	379,409	(31.0)%
EBITDA margin (2)	21.4%	35.3%

(2)          EBITDA margin is calculated out of consolidated revenues of the segment, including intersegment sales.

Mining Segment Output

Product	3Q 2006	2Q 2006	1Q 2006	3Q 2006 vs. 2Q 2006
	(thous. tonnes)	(thous. tonnes)	(thous. tonnes)	(% change)
Coal	4,284	4,083	4,011	4.9%
Coking coal	2,441	2,272	2,225	7.4%
Steam coal	1,843	1,811	1,786	1.8%
Iron ore concentrate	1,357	1,264	1,127	7.4%
Nickel	3.6	3.6	3.4	—

Product	9M 2006	9M 2005	9M 2006 vs. 9M 2005
	(thous. tonnes)	(thous. tonnes)	(% change)
Coal	12,378	11,670	6.1%
Coking coal	6,938	6,472	7.2%
Steam coal	5,440	5,198	4.7%
Iron ore concentrate	3,748	3,374	11.1%
Nickel	10.53	9	17%

Mining segment revenue from external customers for the nine months of 2006 totaled $975.4 million, or 31% of consolidated net revenue, an increase of 18% over segment revenue from external customers of $823.5 million, or 28%, of consolidated net revenue, for the nine months of 2005.

Operating income in the mining segment for the nine months of 2006 totaled $190.5 million, or 15.6% of segment revenues, compared to total operating income of $341 million, or 31.7% of segment revenues a year ago.

EBITDA in the mining segment in the nine months of 2006 was $261.8 million compared to $379.4 million for the same period in the prior year. The EBITDA margin of the mining segment during the nine months of 2006 was 21.4% compared to 35.3% for the comparable nine month period in 2005. The key driver of the change in the EBITDA margin of the segment was a decline in average prices for almost all products.

Average realized prices in the third quarter of 2006 rose by 27% for iron ore concentrate, 29% for nickel, 3% for coking and 1% for steam coal, from levels of the second quarter 2006, and changed 33.4%, 82.7%, (1.1)%  and (17.8)%, respectively from the levels of the third quarter 2005 (all prices are quoted on an FCA basis).

Mr. Ivanushkin commented on the results of the mining segment: “During the third quarter we saw increasing price levels and strong demand for our mining products. This supported the healthy growth in the output of the segment. Our iron ore production is on track to reach record production levels of 5 million tonnes this year, a goal we had not expected to achieve until 2007. In addition, we capitalized on unusually high nickel prices, increasing production in response to growing demand. Moving forward we will be revising our nickel operations to further enhance their efficiency and increase output. In 2007, we expect a stable environment for our main products, and we remain committed to our strategy of increasing sales volumes, controlling costs, and tapping new markets to enhance the mining segment’s performance in the future.”

Steel Segment Results

US$ thousand	3Q 2006	2Q 2006	3Q 2006 vs. 2Q 2006
			(% change)
Revenues from external customers	853,235	748,978	13.9%
Intersegment sales	5,112	4,543	12.5%
Operating income	179,406	83,351	115.2%
Net income	129,337	68,265	89.5%
EBITDA	208,990	121,348	72.2%
EBITDA margin (2)	24.3%	16.1%

US$ thousand	9M 2006	9M 2005	9M 06 vs. 9M 05
			(% change)
Revenues from external customers	2,166,273	2,086,846	3.8%
Intersegment sales	14,829	44,214	(66.5)%
Operating income	292,464	110,745	164.1%
Net income	233,016	48,135	384.1%
EBITDA	406,748	189,607	114.5%
EBITDA margin	18.6%	8.9%	9.7%

(2)        EBITDA margin is calculated out of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output

Product	3Q 2006	2Q 2006	3Q 2006 vs. 2Q 2006
	(thous. tonnes)	(thous. tonnes)	(% change)
Coke	585	552	6.0%
Pig iron	952	908	4.8%
Steel	1,560	1,498	4.1%
Rolled products	1,247	1,209	3.1%
Hardware	163	154	5.8%

Product	9M 2006	9M 2005	9M 2006 vs. 9M 2005
	(thous. tonnes)	(thous. tonnes)	(% change)
Coke	1,663	1,963	(15.3)%
Pig iron	2,680	2,475	8.3%
Steel	4,425	4,420	0.1%
Rolled products	3,523	3,450	2.1%
Hardware	451	441	2.3%

Romanian assets demonstrated recovery trends as compared to previous periods, gaining net income of $2 million, while net loss for 2005 amounted to $57.8 million.

Revenue from external customers in Mechel’s steel segment for the nine months of 2006 increased by 3.8% to $2.2 billion from $2.0 billion in the first nine months of 2005, and represented 69% of consolidated net revenue.

In the nine months of 2006, the steel segment’s operating income was $292.5 million, or 13.4% of total segment revenues, compared to operating income of $110.7 million, or 5.2% of total segment revenues a year ago. EBITDA in the steel segment in the nine months of 2006 was $406.7 million. The EBITDA margin of the steel segment was 18.6%, significantly improving from 8.9% from a year ago levels, and levels of 2005 of 9.4%.

Average realized prices for rebar for domestic sales grew by 17.1% and semi-finished products for export sales grew by 9.0 % in the 2006 third quarter compared to the second quarter of this year and 22.0% and 26.1%, compared to the first quarter, respectively.

Mechel continued its cost savings program in the steel segment during the quarter.  The new sinter plant in Chelyabinsk was fully commissioned during the period. The savings from sinter plant were $26.7 million for the nine months of 2006, expected savings for the full-year 2006 are $50.7 million.

Mr. Ivanushkin commented: “We continued to capitalize on the improving steel market conditions in the third quarter, while working to optimize the segment’s costs and capacity utilization. Answering to growing demand, we also increased sales volumes on a number of steel products, and grew sales within the strong premium domestic market to 59% in the third quarter from 50% in the second quarter of 2006. We have also recently commissioned a new coke battery at our Chelyabinsk facility, and will shortly commission a new concasting machine. We expect additional savings from these projects to be reflected in operations next year. Looking into 2007, we believe that we are well positioned to sell into the continuously growing Russian steel market, and we anticipate that our efforts to increase profitability and lower costs will further help raise the segment’s margins”

Recent Highlights

•                  In November, Mechel put into operation a new coke battery at Chelyabinsk. Annual coke output at CMP is expected to increase by approximately 500 thousand tonnes once the new coke battery’s full capacity is achieved. Mechel invested $40 million in the coke battery’s construction.

•                  In September, Mechel announced the commissioning of the Olzherasskaya Mine, a part of the Southern Kuzbass coal company. Commissioning of the Olzherasskaya Mine will allow Southern Kuzbass OAO to increase its coal output by 1.8 million tonnes in 2007. Production in 2006 is expected to be 0.6 million tonnes. The new mine’s annual capacity is 3.0 million tonnes and production is expected to reach this level in 2010. Mechel invested $100 million in the mine’s construction.

•                  In October, Mechel announced the acquisition of a controlling stake in Moscow Coke and Gas Plant OAO (Moskoks). The acquisition is in line with Mechel’s strategy of further developing its mining segment, expanding the company’s presence in coal and coke-chemical markets and strengthening operational synergies. Moscow Coke and Gas Plant OAO, located in the Moscow region, has economically advantageous geographical position and stable sales markets. Products are sold domestically and shipped abroad, in particular to Ukraine and European Union countries.

Mr. Ivanushkin commented: “This year demonstrated our ability to adapt to different market conditions, and while the beginning of the year was challenging for us, we managed to carry on with the cost saving programs to improve performance of both segments, during the second and third quarters we made most of the rise on our main markets, achieving record financial results. We remain positive on the outlook for 2007, and while we recognize that the markets may not be as strong as during the last three quarters of 2006, with our attention directed at further cost-efficiency, and targeted investments we will be ready to flexibly react to the changing conditions.”

Financial Position

For the nine months of 2006, CAPEX totaled $344 million, out of which $207 million was invested in the mining segment and $137 million in the steel segment.

Mechel spent $194.5 million on acquisitions in the nine months of 2006, including $175 million on acquisition of OAO Moskoks and $14.9 million on minority shares acquisitions in different subsidiaries.

As of September 30, 2006, total debt(3) was $626 million. Cash and cash equivalents amounted to $184 million at the end of the period, and net debt amounted to $442 million (net debt is defined as total debt outstanding less cash and cash equivalents).

* One American Depositary Share is equivalent to three diluted shares.

(3) Total debt is comprised of short-term borrowings and long-term debt

The management of Mechel will host a conference call today at 10 a.m. New York time (3 p.m. London time, 6 p.m. Moscow time) to review Mechel’s financial results and comment on current operations.  The call may be accessed via the Internet at http://www.mechel.com/investors/fresults/index.wbp.

***

Mechel OAO

Irina Ostryakova

Director of Communications

Phone: 7-495-221-88-88

Fax: 7-495-221-88-00

irina.ostryakova@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the 9M 2006 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Earnings Before Interest, Depreciation and Amortization (EBITDA) and EBITDA margin. EBITDA represents earnings before interest, depreciation and amortization. EBITDA margin is defined as EBITDA as a percentage of our net revenues. Our EBITDA may not be similar to EBITDA measures of other companies; is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry. EBITDA can be reconciled to our consolidated statements of operations as follows:

US$ thousands	9m 2006	9m 2005
Net income	372,116	314,717
Add:
Depreciation, depletion and amortization	140,680	115,375
Interest expense	33,518	43,669
Income taxes	122,225	95,255
Consolidated EBITDA	668,539	569,016

EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousands	9m 2006	9m 2005
Revenue, net	3,141,653	2,910,394
EBITDA	668,539	569,016
EBITDA margin	21.28%	19.55%

Mechel OAO

Consolidated balance sheets

as of  September 30, 2006 and December 31, 2005

(in thousands of U.S. dollars, except share amounts)

	September 30, 2006	December 31, 2005
Assets
Cash and cash equivalents	$184 423	$311 775
Accounts receivable, net of allowance for doubtful accounts	207 434	140 649
Due from related parties	1 069	4 473
Inventories	538 053	496 658
Deferred cost of inventory in transit	13 608	49 893

Current assets of discontinued operations	—	88
Deferred income taxes	10 665	8 965
Prepayments and other current assets	336 894	346 981
Total current assets	1 292 146	1 359 482

Long-term investments in related parties	433 094	408 709
Other long-term investments	322 317	16 148
Non-current assets of discontinued operations	103	97
Intangible assets, net	7 713	7 590
Property, plant and equipment, net	1 847 231	1 508 984
Mineral licenses, net	263 866	242 006
Deferred income taxes	10 377	17 487
Goodwill	45 270	39 580
Total assets	$4 222 118	$3 600 083

Liabilities and Shareholders’ Equity
Short-term borrowings and current portion of long-term debt	$276 520	$389 411
Accounts payable and accrued expenses:
Advances received	96 238	47 367
Accrued expenses and other current liabilities	77 277	79 405
Taxes and social charges payable	148 404	144 715
Trade payable to vendors of goods and services	154 566	210 228
Due to related parties	2 313	2 937
Current liabilities of discontinued operations	487	109
Asset retirement obligation	4 573	4 236
Deferred income taxes	21 503	26 557
Deferred revenue	16 390	55 267
Pension obligations	9 093	8 189
Dividends payable	—	—
Finance lease liabilities	4 078	887
Total current liabilities	811 442	969 308

Long-term debt, net of current portion	349 964	45 615
Restructured taxes and social charges payable, net of current portion	14 374	33 866
Due to related parties	36 341	—
Asset retirement obligations, net of current portion	58 593	54 816
Pension obligations, net of current portion	49 453	43 510
Deferred income taxes	121 649	105 481
Finance lease liabilities, net of current portion	37 683	9 179
Other long-term liabilities	1 267	—

Minority interests	136 037	127 834

Shareholders’ Equity

Common shares (10 Russian rubles par value; 497,969,086 shares authorised, 416,270,745 shares issued; 406,522,184 and 403,118,680 shares outstanding at September 30, 2006 and December 31, 2005, respectively)

	133 507	133 507
Treasury shares, at cost (13,152,065 common shares as of December 31, 2005)	—	(4 187)
Additional paid-in capital	402 636	321 864
Accumulated other comprehensive income	169 394	42 046
Retained earnings	1 899 778	1 717 244
Total shareholders’ equity	2 605 315	2 210 474
Total liabilities and shareholders’ equity	$4 222 118	$3 600 083

Mechel OAO

Consolidated statement of operations

for the nine months ended September 30, 2006 and September 30, 2005

(in thousands of U.S. dollars, except earnings per share)

	For the nine months ended September 30, 2006	For the nine months ended September 30, 2005
Revenue, net	$3 141 653	$2 910 394
Cost of goods sold	(2 069 499)	(1 852 054)
Gross margin	1 072 154	1 058 340

Selling, distribution and operating expenses:

Selling and distribution expenses	(321 884)	(341 689)
Taxes other than income tax	(76 852)	(70 427)
Accretion expense	(2 247)	(1 806)
Provision for doubtful accounts	(395)	(7 580)
General, administrative and other operating expenses	(187 801)	(184 811)
Total selling, distribution and operating expenses	(589 179)	(606 313)
Operating income	482 975	452 027

Other income and (expense):
Income from equity investees	(3 911)	9 979
Interest income	6 553	9 327
Interest expense	(33 518)	(43 669)
Other income, net	6 423	21 721
Foreign exchange gain (loss)	42 373	(35 231)
Total other income and (expense)	17 920	(37 873)
Income before income tax, minority interest, discontinued operations, extraordinary gain and change in accounting principles	500 895	414 154

Income tax expense	(122 224)	(95 255)
Minority interest in (income) loss of subsidiaries	(6 488)	(3 779)
Income from continuing operations	372 182	315 120
Loss from discontinued operations, net of tax	(66)	(403)
Net income	372 116	314 717
Currency translation adjustment	122 096	(39 812)
Adjustment of available-for-sale securities	5 252	—
Comprehensive income	$499 464	$274 905

Basic and diluted earnings per share:
Earnings per share from continuing operations	$0,92	$0,78
Loss per share effect of discontinued operations	(0,00)	(0,00)
Net income per share	$0,92	$0,77
Dividends declared per share	0,45	0,49
Weighted average number of common shares outstanding	406 522 184	403 118 680

Consolidated statements of cash flow

for the nine months ended September 30, 2006 and September 30, 2005

(in thousands of U.S. dollars)

	For the nine months ended September 30, 2006	For the nine months ended September 30, 2005
Cash Flows from Operating Activities
Net income	$372 116	$314 717
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	127 006	106 368
Depletion and amortization	13 674	9 007
Foreign exchange (gain) loss	(42 373)	35 231
Deferred income taxes	(1 058)	(9 193)
Provision for doubtful accounts	395	7 580
Inventory write-down	(120)	1 943
Accretion expense	2 247	1 806
Minority interest	6 488	3 779
Income from equity investments	3 911	(9 979)
Non-cash interest on long-term tax and pension liabilities	12 564	8 176
Loss on sale of property, plant and equipment	244	957
Gain on sale of long-term investments	(1 223)	(1 669)
Loss from discontinued operations	66	403
Gain on accounts payable with expired legal term	(414)	(2 755)
Gain on forgiveness of fines and penalties	(5 582)	(15 863)
Amortization of capitalized costs on bonds issue	668	1 171
Pension service cost and amortization of prior year service cost	2 034	818
Stock-based compensation expense	209	—
Changes in working capital items, net of effects from acquisition of new subsidiaries:
Accounts receivable	(60 872)	17 712
Inventories	(68 884)	111 745
Trade payable to vendors of goods and services	(59 972)	5 910
Advances received	43 996	(13 016)
Accrued taxes and other liabilities	6 983	24 123
Settlements with related parties	40 401	13 936
Current assets and liabilities of discontinued operations	(238)	(259)
Deferred revenue and cost of inventory in transit, net	(2 592)	(1 354)
Other current assets	35 586	(57 787)
Dividends received	1 994	—
Net cash provided by operating activities	427 254	553 507

Cash Flows from Investing Activities
Acquisition of subsidiaries, less cash acquired	(2 153)	(3 497)
Acquisition of minority interest in subsidiaries	(14 898)	(69 198)
Investment in Moscow Coke Plant	(175 465)	—
Investment in Yakutugol	—	(411 182)
Investments in other non-marketable securities	(2 007)	(7 039)
Proceeds from disposal of non-marketable equity securities	3 746	1 389
Proceeds from disposals of property, plant and equipment	2 563	1 838
Purchases of mineral licenses	(6 310)	(91 012)
Purchases of property, plant and equipment	(337 894)	(303 804)
Net cash (used in) provided by investing activities	(532 418)	(882 505)

Cash Flows from Financing Activities
Proceeds from short-term borrowings	854 891	763 040
Repayment of short-term borrowings	(982 475)	(938 222)
Dividends paid	(189 582)	(194 154)
Proceeds from long-term debt	286 253	3 124
Repayment of long-term debt and long-term portion of restructured taxes and social charges payable	(1 766)	(12 536)
Proceeds from disposal of treasury stock	1 248	—
Repayment of obligations under finance lease	(5 784)	—
Net cash (used in) provided by financing activities	(37 215)	(378 748)

Effect of exchange rate changes on cash and cash equivalents	15 027	(4 776)
Net (decrease) increase in cash and cash equivalents	(127 352)	(712 522)

Cash and cash equivalents at beginning of year	311 775	1 024 761
Cash and cash equivalents at end of year	$184 423	$312 239

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Vladimir Iorich
	Name:	Vladimir Iorich
	Title:	CEO

Date: November 28, 2006